	Subject to Completion Preliminary Term Sheet dated May 31, 2013	Filed Pursuant to Rule 433 Registration No. 333-180289 (To Prospectus dated March 22, 2012, Prospectus Supplement dated March 22, 2012 and Product Supplement SUN-2 dated March 27, 2012)

Units
$10 principal amount per unit
CUSIP No.

Pricing Date*	June , 2013
Settlement Date*	July , 2013
Maturity Date*	June , 2015

*Subject to change based on the actual date the notes are priced for initial sale to the public (the "pricing date")



HSBC

Market-Linked Step Up Notes Linked to the Dow Jones Global Titans 50 Index℠

- Maturity of approximately two years
- If the Index is flat or increases up to the Step Up Value, a return of [18% to 24%]
- If the Index increases above the Step Up Value, a return equal to the percentage increase in the Index
- 1-to-1 downside exposure to decreases in the Index, with up to 100% of the Original Offering Price at risk
- All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.
- No interest payments
- No listing on any securities exchange



Enhanced Return

The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See "Risk Factors" on page TS-7 of this term sheet and beginning on page S-8 of product supplement SUN-2.

The estimated initial value of the notes at the time the terms of the notes are set is expected to be between $9.635 and $9.690 per note, which will be less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Summary" on page TS-2 and "Risk Factors" beginning on page TS-7 of this term sheet for additional information.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)(2)	$ 10.00	$
Underwriting discount(1)(2)	$ 0.20	$
Proceeds, before expenses, to HSBC	$ 9.80	$

(1) For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively.

(2) For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.80 per unit and $0.00 per unit, respectively. See as well "Supplement to the Plan of Distribution."

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

June , 2013

Enhanced Return

Market-Linked Step Up Notes
Linked to the Dow Jones Global Titans 50 Index℠, due June , 2015



Summary

The Market-Linked Step Up Notes Linked to the Dow Jones Global Titans 50 Index℠, due June , 2015 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depends on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes provide you with a Step Up Payment if the Ending Value (as determined below) of the Dow Jones Global Titans 50 Index℠ (the "Index") is equal to or greater than the Starting Value, but is not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-for-1 basis in the increase in the level of the Index above the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 Original Offering Price per unit and will depend on our credit risk and the performance of the Index. See "Terms of the Notes" below.

The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value is determined by reference to our or our affiliates' internal pricing models and reflects the implied borrowing rate we pay to issue market-linked notes, which is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, will reduce the economic terms of the notes (including the Step Up Payment). The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this term sheet relates.

Terms of the Notes

Issuer:	HSBC USA Inc. ("HSBC")
Original Offering Price:	$10.00 per unit
Term:	Approximately two years
Market Measure:	The Dow Jones Global Titans Index℠ (Bloomberg symbol: "DJGT"), a price return index.
Starting Value:	The closing level of the Index on the pricing date.
Ending Value:	The closing level of the Index on the scheduled calculation day. The calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page S-19 of product supplement SUN-2.
Step Up Value:	[118% to 124%] of the Starting Value. The actual Step Up Value will be determined on the pricing date.
Step Up Payment:	[$1.80 to $2.40] per unit, which represents a return of [18% to 24%] over the Original Offering Price. The actual Step Up Payment will be determined on the pricing date.
Threshold Value:	100% of the Starting Value.
Calculation Day:	The fifth scheduled Market Measure Business Day immediately preceding the maturity date
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and HSBC, acting jointly.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-13.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:



Is the Ending Value equal to or greater than the Starting Value?

- Yes → **Is the Ending Value greater than the Step Up Value?**
  - Yes → You will receive per unit:

$$\$10 + \left[\$10 \times \left(\frac{\text{Ending Value} - \text{Starting Value}}{\text{Starting Value}}\right)\right]$$

  - No → You will receive per unit: $10 + Step Up Payment
- No → You will receive per unit:

$$\$10 - \left[\$10 \times \left(\frac{\text{Threshold Value} - \text{Ending Value}}{\text{Starting Value}}\right)\right]$$

Because the Threshold Value for the notes is equal to the Starting Value, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.

 **Enhanced Return**

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus"). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

- Product supplement SUN-2 dated March 27, 2012:
  http://sec.gov/Archives/edgar/data/83246/000114420412017412/v307217_424b2.htm

- Prospectus supplement dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

- Prospectus dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

Our Central Index Key, or CIK, on the SEC Website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement SUN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC



S RUC   E   I V ST E
Enhanced Return

Investor Considerations

You may wish to consider an investment in the notes if:

- You anticipate that the Index will increase from the Starting Value to the Ending Value.

- You accept that your investment will result in a loss, which could be significant, if the Index decreases from the Starting Value to the Ending Value.

- You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

- You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the Original Offering Price and will be affected by various factors, including our actual and perceived creditworthiness, the implied borrowing rate and the fees charged, as described on page TS-2.

- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

- You believe that the Index will decrease from the Starting Value to the Ending Value.

- You seek 100% return of principal at maturity.

- You seek interest payments or other current income on your investment.

- You want to receive dividends or other distributions paid on the stocks included in the Index.

- You seek an investment for which there will be a liquid secondary market.

- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Payout Profile

The below graph is based on **hypothetical** numbers and values.



Market-Linked Step Up Notes

This graph reflects the returns on the notes, based on a Step Up Payment of $2.10 (the midpoint of the Step Up Payment range of [$1.80 to $2.40]), a Step Up Value of 121% of the Starting Value (the midpoint of the Step Up Value range of [118% to 124%]) and the Threshold Value of 100% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.



Enhanced Return

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on **hypothetical** values and show **hypothetical** returns on the notes. **The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Step Up Value, Step Up Payment, and term of your investment.**

The following table is based on a Starting Value of 100, a Threshold Value of 100, a Step Up Value of 121, and a Step Up Payment of $2.10 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
60.00	-40.00%	$6.00	-40.00%
70.00	-30.00%	$7.00	-30.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00[1][2]	0.00%	$12.10[3]	21.00%
103.00	3.00%	$12.10	21.00%
106.00	6.00%	$12.10	21.00%
110.00	10.00%	$12.10	21.00%
120.00	20.00%	$12.10	21.00%
121.00[4]	21.00%	$12.10	21.00%
130.00	30.00%	$13.00	30.00%
140.00	40.00%	$14.00	40.00%
150.00	50.00%	$15.00	50.00%
160.00	60.00%	$16.00	60.00%

(1)   The **hypothetical** Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Index.

(2)   This is the **hypothetical** Threshold Value.

(3)   This amount represents the sum of the Original Offering Price and the **hypothetical** Step Up Payment of $2.10.

(4)   This is the **hypothetical** Step Up Value.

For recent actual levels of the Index, see "The Index" section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.



Enhanced Return

Redemption Amount Calculation Examples

Example 1

The Ending Value is 90.00, or 90.00% of the Starting Value:

Starting Value: 100.00

Threshold Value: 100.00

Ending Value: 90.00

$\$10 - \left[\$10 \times \left(\frac{100-90}{100}\right)\right] = \$9.00$ Redemption Amount per unit

Example 2

The Ending Value is 110.00, or 110.00% of the Starting Value:

Starting Value: 100.00

Step Up Value: 121.00

Ending Value: 110.00

$\$10 + \$2.10 = \$12.10$ Redemption Amount per unit, *the Original Offering Price plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.*

Example 3

The Ending Value is 140.00, or 140.00% of the Starting Value:

Starting Value: 100.00

Step Up Value: 119.00

Ending Value: 140.00

$\$10 + \left[\$10 \times \left(\frac{140-100}{100}\right)\right] = \$14.00$ Redemption Amount per unit

Enhanced Return

Risk Factors

We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."

- Your investment may result in a loss; there is no guaranteed return of principal.

- Your yield may be less than the yield on a conventional debt security of comparable maturity.

- Payments on the notes are subject to our credit risk.

- You must rely on your own evaluation of the merits of an investment linked to the Index.

- We cannot assure you that a trading market for your notes will ever develop or be maintained. MLPF&S is not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

- The Redemption Amount will not reflect changes in the value of the Index prior to the calculation day.

- The publisher of the Index may adjust the Index in a way that affects its value, and the Index publisher has no obligation to consider your interests.

- The estimated initial value of the notes will be less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We will determine the estimated initial value by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value will reflect the implied borrowing rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

- Our implied borrowing rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our implied borrowing rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

- The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on TS-13 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

- The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Market Measure and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- Purchases and sales by us, MLPF&S and our respective affiliates of the securities represented by the Index may affect your return.

- Our trading and hedging activities, and those of MLPF&S, may create conflicts of interest with you.

- Our hedging activities, and those of MLPF&S, may affect your return on the notes and their market value.

- There may be potential conflicts of interest involving the calculation agent. We may appoint and remove the calculation agent.

- The notes are not insured by any governmental agency of the United States or any other jurisdiction.

- You will have no rights as a security holder, you will have no rights to receive any of the securities represented by the Index, and you will not be entitled to dividends or other distributions by the issuers of these securities.


- Exchange rate movements may impact the value of the notes.

- Your return may be affected by factors affecting international securities markets.

- Except to the extent that the common stock of HSBC Holdings plc (the parent corporation of HSBC) or Bank of America Corporation (the parent company of MLPF&S) is included in the Index, we and MLPF&S do not control any company included in the Index and are not responsible for any disclosure made by any other company.

- Our business activities and those of MLPF&S relating to the companies represented by the Index may create conflicts of interest with you.

- The U.S. federal income tax consequences of the notes are uncertain and may be adverse to a holder of the notes. See "Summary Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page S-30 of product supplement SUN-2.



Enhanced Return

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of S&P Dow Jones Indices LLC (the "Index Sponsor"), and is subject to change by the Index Sponsor. The Index Sponsor has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index Sponsor discontinuing publication of the Index are discussed in the section entitled "Description of the Notes — Discontinuance of a Market Measure" beginning on page S-25 of product supplement SUN-1. None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

The Index is composed of 50 stocks, selected from the Dow Jones Global Index^{SM} to reflect the performance of the world's leading multinational companies. The base date for the Index is December 31, 1991, with a corresponding base value of 100. As of February 28, 2013, the component companies of the Index had their headquarters in the following countries (with the percentage of component companies noted parenthetically): United States (66.29%); United Kingdom (9.09%); Switzerland (7.58%); Australia (3.08%); France (3.08%); Japan (3.07%); South Korea (2.28%); Germany (2.25%); Spain (1.76%); Italy (0.81%); and Russia (0.70%).

Index Composition and Maintenance

The 50 stocks composing the Index are selected from the Dow Jones Global Index^{SM}, a broad market benchmark that covers 51 countries. The initial components of the Index were selected as follows:

> (a) If a company had more than one class of shares in all of the components of the Dow Jones Global Index^{SM}, then only the most liquid class was eligible.

> (b) If a company did not generate revenue from foreign markets, it was ineligible.

> (c) For countries with significant barriers to direct foreign investment, the Index Sponsor may opt to include depository receipts or other types of offshore listings in the Index.

> (d) A selection list was defined as the largest 100 companies in the Dow Jones Global Index^{SM} by float-adjusted market capitalization.

> (e) Companies on the selection list were ranked by each of the following:

>> (i) Float-adjusted market capitalization

>> (ii) Sales/revenue

>> (iii) Net income

> (f) For each company, a final rank was calculated by weighting the float-adjusted market capitalization rank at 60%, the sales/revenue rank at 20%, and the net income rank at 20%.

> (g) The top 50 stocks by final rank were selected as the components of the Index.

The composition of the Index is reviewed annually, based on the free-float market capitalization of the stocks in the Dow Jones Global Index^{SM} at the end of May. Changes to the composition of the Index are announced in early June, and following a minimum two-week notification period, the composition changes are implemented after official closing prices have been determined on the third Friday of June. All changes become effective at the opening of trading for the next index dissemination day. The annual review process proceeds according to the initial selection of the Index as described above under (a) and (b), but a selection is defined as the 50 current component stocks plus the 50 largest noncomponent stocks ranked by float-adjusted market capitalization. The companies on the selection list are then ranked as described above. The top 50 stocks by final rank are selected as Index components. Once the Index component list is established, it is finalized based on the following buffer rules: (i) if a non-component is ranked among the top 30 stocks on the selection list, then it replaces the lowest-ranked component in the Index; and (ii) if a component is not ranked among the top 70 stocks on the selection list, then it is replaced by the highest-ranked non-component on the selection list.

In addition to the annual review process, the component weights for the stocks in the Index are reviewed quarterly based on market capitalization and free-float data as of the Wednesday immediately preceding the third Friday of March, June, September, and December. At each quarterly update, the weighting of each component is capped at 10% of the total float-adjusted market capitalization of the Index. If the weighting of a component exceeds 10%, it is reduced to 10% by a weighting cap factor.

The Index Sponsor also continually reviews the composition of the Index to reflect extraordinary corporate actions involving the component companies, such as mergers, takeovers, spin-offs, initial public offerings, delistings, and bankruptcy filings, and publishes a monthly selection list to indicate possible changes in the composition of the Index at the next annual review.



Index Composition Adjustments

The following summarizes adjustments to the Index necessitated by specific corporate events:

(i) Initial Public Offerings — An initial public offering becomes eligible for inclusion in the Index at the next annual review. It will replace the smallest component in the Index if it is a component of the Dow Jones Global Index^{SM}, qualifies for the Index selection list, and is among the top 30 companies on the selection list.

(ii) Spin-offs — If the largest spin-off company is among the top 70 companies on the Index selection list, it will replace its parent company in the Index. Otherwise, the original component is replaced by the highest ranked non-component on the selection list. Changes in the Index composition due to a spin-off are effective on the same day the corporate action becomes effective, following a minimum notification period of two trading days.

(iii) Mergers and Takeovers — If both companies are components of the Index, and if the surviving company satisfies the selection criteria for the Index, then it will replace one of the two components. The other original component will be replaced by the highest ranked non-component on the selection list. If the surviving company does not satisfy the selection criteria for the Index, then the two original components will be replaced by the two highest ranked non-components on the selection list. For mergers and takeovers occurring between a component and a non-component of the Index, if the surviving company satisfies the selection criteria for the Index, then it replaces the original component company. If the surviving company does not satisfy the selection criteria for the Index, then the original component will be replaced by the highest ranked non-component on the selection list. Changes in the Index composition due to a merger or takeover are effective on the same day the corporate action becomes effective, following a minimum notification period of two trading days.

Index Calculation

The Index is calculated with the "Laspeyres formula," which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Index value can be expressed as follows:

$$\text{Index} = \frac{\text{free-float market capitalization of the Index}}{\text{adjusted base date market capitalization of the Index}} \times 100$$

The free-float market capitalization of the Index is equal to the sum of the products of the closing price, market capitalization, and free-float factor for each component stock as of the time the Index is being calculated. The Index Sponsor calculates and disseminates the Index over a 24-hour dissemination period. The Index closing level is based on each component stock's last traded price at the close of trading on its primary market during that day's Index dissemination period and is published at 5:30 p.m., New York City time. If, on a particular day, a stock does not trade at all, or trading in a stock is suspended before the opening of its primary market or the primary market for a stock is closed due to a holiday, the Index Sponsor will use the stock's closing price for the previous day to calculate the Index closing level for that day. All trading prices are converted into U.S. dollars and the Index closing level for a trading day is determined by using the last available WM closing spot rates as reported by Reuters on that trading day.

Index Divisor Adjustments

The Index Sponsor uses an index divisor to insulate the Index from the effects of component changes to the Index and various corporate actions. The Index Sponsor divides the affected Index's market capitalization by the index divisor after the close of trading on each day that there is a change in either Index membership or shares outstanding for an Index component. The index divisor is adjusted as necessary to maintain the continuity of the Index and to prevent distortions due to changes in the composition of the Index resulting from the addition, deletion, or replacement of component companies, as well as changes of more than 10% in a component company's number of free-float shares. Other corporate actions requiring divisor adjustments include mergers, takeovers, spin-offs, rights offerings, share repurchases, public offerings, return of capital distributions, special cash distributions, and special stock distributions of other than the same stock.

Changes to Weightings

If the number of free-float shares outstanding for an Index component changes by more than 10% due to an extraordinary corporate action, then the new number of free-float shares and free-float weighting will become effective on the same day the corporate action becomes effective, following a minimum notification period of two trading days. If the number of free-float shares outstanding for an Index component changes by less than 10% due to an extraordinary corporate action, or if the changes occur over a prolonged period, then the number of free-float shares and free-float weighting will become effective at the next quarterly shares update. If a company's free-float shares change due to changes in its ownership structure, then the new free-float total will become effective at the next quarterly shares update.

 **Enhanced Return**

The following graph shows the monthly historical performance of the Index in the period from January 2008 through April 2013. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On May 29, 2013, the closing level of the Index was 214.28.

Historical Performance of the Index



This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

S&P® is a registered trademark of Standard & Poor's Financial Services LLC ("S&P") and Dow Jones®, and Dow Jones Global Titans 50 Index^{SM} are trademarks of Dow Jones Trademark Holdings LLC ("Dow Jones") and have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by HSBC. The Index is a product of S&P Dow Jones Indices LLC and/or its affiliates, and has been licensed for use by HSBC.

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices' only relationship to HSBC with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to HSBC or the notes. S&P Dow Jones Indices has no obligation to take the needs of HSBC or the holders of the notes into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by HSBC, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the notes.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND

 Enhanced Return

EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND HSBC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S's trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions. At MLPF&S's discretion, for a short, undetermined initial period after the issuance of the notes, any purchase price paid by MLPF&S in the secondary market may be, in certain circumstances, closer to the amount that you paid for the notes than to the estimated initial value. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at a price that exceeds the estimated initial value.

The value of the notes shown on your account statement provided by MLPF&S will be based on their estimate of the value of the notes if MLPF&S or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, the issuer's creditworthiness and transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by MLPF&S seeking bids from market participants, which could include one of our affiliates and MLPF&S and its affiliates. These hedging arrangements take into account a number of factors, including the issuer's creditworthiness, interest rate movements, the volatility of the Index, the tenor of the note and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see "Risk Factors—General Risks Relating to the Notes" beginning on page S-8 and "Use of Proceeds" on page S-16 of product supplement SUN-2.



Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

- You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Index.

- Under this characterization and tax treatment of the notes, a U.S. Holder (as defined in product supplement SUN-2) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

- No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

- Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the accompanying prospectus supplement), will generally apply to payments made after December 31, 2013. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the accompanying prospectus supplement) will begin no earlier than January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page S-30 of product supplement SUN-2.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification



MLPF&S classifies certain market-linked investments (the "Market-Linked Investments") into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.